Mail Stop 0306


March 17, 2005


Via Facsimile and U.S. Mail

Mr. Robert B. Mahoney
Acting Chief Financial Officer, Executive
  Vice President, and President, Far East South
Molex, Inc.
2222 Wellington Court
Lisle, Illinois  60532


	Re:	Molex, Inc.
		Form 10-K for the year ended June 30, 2004
      Filed September 10, 2004
		Form 10-Q for the quarterly period ended September 30,
2004
		Forms 8-K dated November 11 and December 1, 2004
      File No. 0-07491

Dear Mr. Mahoney:

      We have reviewed your response letter dated February 17,
2005
and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Response letter dated February 17, 2005

Representations

1. We note your response to comment 20, including your statement that you have provided the three acknowledgements in the form previously requested "based on [the] understanding" that the acknowledgement as to our comments "does not relate to the Company`s responses to those comments." Please note that you may not qualify or condition the requested representations in this manner. Accordingly, please provide all three acknowledgements in the form previously requested and confirm to us in writing, if true, that those acknowledgements are not being provided based on the "understanding" reflected in your response to our prior comment.

Form 10-Q for the Quarterly Period Ended September 30, 2004

Item 4.  Controls and Procedures - Page 13

2. We note your response to prior comment 14. We see the revised language proposed in Appendix A. We note your statement that "there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.


* * * * * * * *

      As appropriate, please amend your September 30, 2004 Form
10-Q
and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides the requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387, Kate Tillan, Reviewing Accountant, at (202) 942-2861, or me at
(202) 942-2813 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,


							Daniel Gordon
							Branch Chief


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Robert B. Mahoney
Molex, Inc.
March 17, 2005
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